EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

(unaudited)

	Three Months Ended March 31, 2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges

Earnings:
Income (loss) before income taxes	$1,700	$8,229	$3,235	$3,502	$(29)	$6,647
Add: Fixed charges, net	910	2,987	3,935	4,695	6,152	7,128

Income before income taxes and fixed charges, net	$2,610	$11,216	$7,170	$8,197	$6,123	$13,775

Fixed Charges:
Total interest expense	$848	$2,742	$3,679	$4,414	$5,858	$6,842
Interest factor in rents	62	245	256	281	294	286

Total fixed charges	$910	$2,987	$3,935	$4,695	$6,152	$7,128

Ratio of earnings to fixed charges	2.9	3.8	1.8	1.7	1.0	1.9

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income (loss) before income taxes	$1,700	$8,229	$3,235	$3,502	$(29)	$6,647
Add: Fixed charges, net	910	2,987	3,935	4,695	6,152	7,128

Income before income taxes and fixed charges, net	$2,610	$11,216	$7,170	$8,197	$6,123	$13,775

Fixed Charges:
Total interest expense	$848	$2,742	$3,679	$4,414	$5,858	$6,842
Interest factor in rents	62	245	256	281	294	286
Preferred stock dividends	117	610	311	150	96	385

Total fixed charges and preferred stock dividends	$1,027	$3,597	$4,246	$4,845	$6,248	$7,513

Ratio of earnings to fixed charges and preferred stock dividends	2.5	3.1	1.7	1.7	1.0	1.8

Income (loss) before income taxes does not include dividends on preferred securities subject to mandatory redemption, income (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.

The preferred stock dividends amount represents pre-tax earnings required to cover dividends on preferred stock.